UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 Southwest 4th Ring Road

Fengtai District, Beijing 100070

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 7, 2014, SouFun Holdings Limited (the “Company”) entered into a securities purchase agreement (the “SPA”) with IFM Investments Limited (NYSE: CTC; “Century 21 China Real Estate”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, pursuant to which the Company agreed to purchase (i) 175,836,255 newly issued Class A ordinary shares of Century 21 China Real Estate (“Shares”), representing 20% of the total issued and outstanding share capital of Century 21 China Real Estate (assuming the exercise of all outstanding employee stock options to acquire Shares) immediately after the issuance of the Shares to the Company, for an aggregate cash consideration of US$5,990,155, or US$0.0341 per Share (the “Per Share Purchase Price”); and (ii) a convertible note (the “Note”) in an aggregate principal amount of US$30,000,000. Century 21 China Real Estate’s American depositary shares (the “CTC ADSs”), each representing 45 Shares, are traded on the New York Stock Exchange. The Per Share Purchase Price represents a 5% premium over the volume-weighted average trading price of the CTC ADSs for the 60 trading days preceding September 26, 2014 (inclusive). The Note will be convertible into Shares at the Company’s option on the last day following 42 months from the date of issuance (the “Payment Date”), based on an initial conversion rate of 25,706.9 Shares per US$1,000 outstanding principal amount of the Note (which is equivalent to an initial conversion price of approximately US$0.0389 per Share). The conversion rate is subject to adjustment upon the occurrence of certain events. The Note will be due and payable at the Payment Date if not converted in full at the Payment Date. The Note will bear interest at a rate of 2.5% per year, payable semiannually in arrears.

Concurrently with the execution of the SPA, the Company entered into (i) a share sale agreement (the “SSA”) with Mr. Donald Zhang, Century 21 China Real Estate’s chairman and chief executive officer, Mr. Harry Lu, Century 21 China Real Estate’s vice chairman and president, IFM Overseas Partners L.P. (“IFMOP”), a company beneficially owned by Mr. Donald Zhang and Mr. Harry Lu and holding approximately 39.5% of Century 21 China Real Estate’s outstanding Shares (assuming the exercise of all outstanding employee stock options to acquire Shares) as of October 7, 2014, and GL Asia Mauritius II Cayman Ltd. (“GLAM II”), an affiliate of Avenue Capital and one of Century 21 China Real Estate’s shareholders; and (ii) an investor’s rights agreement (the “IRA”) with Century 21 China Real Estate and IFMOP.

Pursuant to the SSA, the Company agreed to purchase 91,893,513 Shares (including 91,893,510 Shares represented by CTC ADSs), representing approximately 13.1% of Century 21 China Real Estate’s outstanding Shares (assuming the exercise of all outstanding employee stock options to acquire Shares), from GLAM II in exchange for 285,165 American depositary shares of the Company (representing 57,033 class A ordinary shares of the Company, or approximately 0.07% of the total outstanding ordinary shares of the Company as of October 7, 2014). In addition to customary closing conditions, closing of the transactions contemplated by the SSA is also subject to IFMOP’s repayment of a secured exchangeable note in a principal amount of US$12,000,000 that IFMOP had previously issued to GLAM II (the “GLAM II Note”). The Company and IFMOP intend to enter into a loan agreement pursuant to which the Company will grant IFMOP a loan of up to US$15,000,000 to enable IFMOP to repay the GLAM II Note. The loan will be secured by 260,000,000 Shares held by IFMOP.

Pursuant to the IRA, the parties agreed that the Company shall be entitled to nominate a majority of the directors on the board of directors of Century 21 China Real Estate (the “CTC Board”) and IFMOP shall be entitled to nominate the remaining directors, subject to the closing of the transactions contemplated by the SPA and certain other conditions. In addition, the parties agreed to use their reasonable best efforts to cause persons nominated by the Company and IFMOP to be elected as directors on the CTC Board.

Closing of the transactions contemplated by the SPA, SSA and IRA are subject to customary closing conditions, including regulatory approvals.

The SPA, SSA and IRA and a press release issued by the Company regarding these agreements and the planned strategic cooperation between the Company and Century 21 China Real Estate are included as exhibits to this Form 6-K. The foregoing description of each of the SPA, SSA and IRA does not purport to be complete and is qualified in its entirety by reference to the SPA, SSA and IRA, as applicable.

Information on Century 21 China Real Estate is available on the websites of the U.S. Securities and Exchange Commission at www.sec.gov and Century 21 China Real Estate at www.century21cn.com/english.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the closing of the transactions contemplated by the SPA, SSA and IRA, the planned strategic cooperation between the Company and Century 21 China Real Estate and the expected benefits thereof, and the Company’s plan to grant IFMOP a loan to repay the GLAM Note. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: October 9, 2014

Exhibit Index

Exhibit 99.1	—	Press Release

Exhibit 99.2	—	Securities Purchase Agreement between SouFun Holdings Limited and IFM Investments Limited

Exhibit 99.3	—	Share Sale Agreement among SouFun Holdings Limited, Mr. Donald Zhang, Mr. Harry Lu, IFM Investments Limited, IFM Overseas Partners L.P. and GL Asia Mauritius II Cayman Ltd.

Exhibit 99.4	—	Investor’s Rights Agreement among SouFun Holdings Limited, IFM Investments Limited and IFM Overseas Partners L.P.

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